May 20, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Tom Kluck, Branch Chief

Re:	Chanticleer Holdings, Inc. (File No. 333-178307) (the “Company”)

Post-Effective Amendment No. 2 to Form S-1

Filed April 18, 2013

Dear Mr. Kluck:

The purpose of this letter is to provide the Company’s response to the April 23, 2013 Comment Letter (the “Comment Letter”) to Mr. Michael D. Pruitt, Chief Executive Officer of the Company.

Risk Factors, page 5

COMMENT 1. We refer to your response to comment 5 from our letter dated October 26, 2012. We are unable to locate your risk factor disclosures to address the matters noted in your Item 4.02 Form 8-K and related amendments. Please amend or advise.

Response:	In our response to your October 26, 2012 comment letter, the Company indicated that the following disclosures would be added to its post-effective amendment. With exception of the risk factor concerning the withdrawal of the Creason & Associates audit opinion, additional risk factors and other relevant disclosures were not included for the reasons described.
1)	“Risk Factor and other relevant disclosure regarding the withdrawal of the Creason & Associates, PLLC (“Creason”) audit opinion as of and for the fiscal year ended December 31, 2011.” The Company included this item as a risk factor in its May 20, 2013 Post-Effective Amendment Number 3.
2)	“Risk Factor and other relevant disclosure regarding your potential liability under the federal securities laws related to the issues noted in your Item 4.02 Form 8-K.” In its April 18, 2013 Post-Effective Amendment Number 2, the Company disclosed that at this time, we cannot provide a reliable estimate as to our liability related to the issues noted in Item 4.02 Form 8-K. At this time, our disclosure as to the class action lawsuit indicates that given the fact that the outcome of litigation is inherently uncertain, especially at this early stage of proceedings, the Company can neither comment on the probability of potential liabilities, nor provide an estimate of such. Considering that we have not been given a ruling on our Motion to Dismiss the lawsuit, have not received any type of damages calculation from the Plaintiff, or received any indication of the damages sought, we do not believe that we can give a reliable or accurate estimate of our potential damages resulting from the non-reliance on previously issued financial statements.
3)	“Risk Factor and other relevant disclosure, including an update to the legal proceedings section pursuant to Item 103 of Regulation S-K regarding the litigation related to these matters. “ A Risk Factor regarding our current class action litigation (the “Howard Lawsuit”) was included in the “Risks

11220 Elm Lane Suite 203 Charlotte, NC 28277 Phone 704-366-5122 Fax 704-366-2463

4)	Related to Our Securities” section of our April 18, 2013 Post-Effective Amendment Number 2, under the subheading “[w]e are, and in the future may be, subject to shareholder litigation, which is costly to defend, could require us to pay damages, and could limit out ability to trade in the future” (page 15). Additionally, within the said Post-Effective Amendment, we disclosed full details regarding the Howard Lawsuit, the Notice of Motion filed in South Africa, and the April 1, 2013 subpoena received from the Securities and Exchange Commission. The Company believes it has provided effective notice of risk regarding our potential liability under the federal securities laws and full disclosure of all current legal proceedings.

Signatures, page 78

COMMENT 2.	We note your response to comment 4 of our comment letter dated February 14, 2013. In addition to identifying the signatures of your principal executive officer, principal accounting officer and at least a majority of your board of directors, please amend your registration statement to also indicate that your principal financial officer has signed the registration statement. Please refer to Instruction 1 to Form S-1.

Response:	As discussed with Beth Frohlichstein, Eric Lederer is the Company’s Chief Financial Officer as well as the Company’s Principal Accounting Officer. Mr. Lederer signed the Post-Effective Amendment Number 3 filed on May 20, 2013, wherein he was identified as the Chief Financial Officer and the Principal Accounting Officer. We will ensure that Mr. Lederer is identified as both Chief Financial Officer and Principal Accounting Officer going forward. We thank you for clarification on this point.

Sincerely,

Chanticleer Holdings, Inc.

By: /s/ Michael D. Pruitt

      Chief Executive Officer

11220 Elm Lane Suite 203 Charlotte, NC 28277 Phone 704-366-5122 Fax 704-366-2463